AMENDMENT

To Transfer Agency and Service Agreement

Between

RidgeWorth Funds

And

Boston Financial Data Services, Inc.

This Amendment is made this 27th day of February, 2013, between Boston Financial Data Services, Inc. (the “Transfer Agent”) and each series of RidgeWorth Funds, individually and not jointly, as listed on Schedule A (collectively, the “Funds” and individually, the “Fund”) to the Transfer Agency and Service Agreement dated August 20, 2010, as amended (the “Agreement”). In accordance with Section 16.1 (Amendment) of the Agreement, the parties desire to further amend the Agreement as set forth herein.

NOW THEREFORE, the parties agree as follows:

1.	Section 3 (Fees and Expenses) of the Agreement is hereby amended as follows:

(i)	by replacing Section 3.1 (Fee Schedule) in its entirety with the following new paragraph:

“For the performance by the Transfer Agent pursuant to this Agreement, the Fund agrees to pay the Transfer Agent the fees and expenses as set forth in the attached fee schedule (“Schedule 3.1”). Such fees and reimbursable expenses and advances identified under Section 3.2 below may be changed from time to time subject to mutual written agreement between the Fund and the Transfer Agent. The parties agree that the fees set forth on Schedule 3.1 shall apply with respect to the Funds set forth on Schedule A hereto as of the date hereof and to any funds added to this Agreement under Section 17 that have requirements consistent with services then being provided by the Transfer Agent under this Agreement. In the event that a fund wishes to become a party to this Agreement and there are material differences in its features, functions or requirements from the funds already serviced under this Agreement, the parties shall confer diligently and in good faith with respect to the fees applicable thereto.”

(ii)	by replacing the first sentence of Section 3.6 (Cost of Living Adjustment) with the following new sentence:

“After the Initial Term, unless the parties agree otherwise on a new term and new fee schedule in writing, the total fee for all services for each succeeding annual renewal term shall equal the fee that would be charged for the same services based on a fee rate (as reflected in a fee rate schedule) increased by the percentage increase for the twelve-month period of such previous calendar year of the CPI-W (defined below), or, in the event that publication of such Index is terminated, any successor or substitute index, appropriately adjusted, acceptable to both parties.”

2.	Section 8 (Indemnification) of the Agreement is hereby amended by replacing lead-in language in Section 8.1 with the following:

“The Transfer Agent shall not be responsible for, and the Fund shall indemnify and hold the Transfer Agent (and, solely with respect to Section 8.1(f) herein, the depository bank for the demand deposit account maintained for the Fund by the Transfer Agent), harmless, from and against, any and all losses, damages, costs, charges, reasonable counsel fees (including the defense of any lawsuit in which the Transfer Agent or affiliate is a named party), payments, expenses and liability arising out of or attributable to:”

3.	Section 11 (Covenants of the Fund and Transfer Agent) of the Agreement is amended by deleting Section 11.5 (SAS70) in its entirety and replacing it with the following:

“11.5 SSAE16 Reports. The Transfer Agent will furnish to the Fund, on a semi-annual basis, a report in accordance with Statements on Standards for Attestation Engagements No. 16 (the “SSAE Report”) as well as such other reports and information relating to the Transfer Agent’s policies and procedures and its compliance with such policies and procedures and with the laws applicable to its business and its services, as the parties may mutually agree.”

4.	Section 12 (Termination of Agreement) of the Agreement is hereby amended by replacing the first sentence of Section 12.1 (Term) with the following:

“The initial term of this Agreement (the “Initial Term”) shall be in effect through and including November 30, 2017, unless terminated pursuant to the provisions of this Section 12.”

5.	Section 15 (Changes and Modifications) of the Agreement is hereby amended by replacing Section 15.1 in its entirety with the following:

“During the term of this Agreement, in performing the services hereunder the Transfer Agent will use the TA2000 System and all modifications, enhancements, or changes to such system which its affiliate, DST Systems, Inc., makes in the normal course of its business and which are applicable to functions and features offered by the Fund. Such modification, enhancements or changes shall be without additional cost to the Fund, unless substantially all clients of the Transfer Agent are charged separately for such modifications, enhancements or changes, including, without limitation, substantial system revisions or modifications necessitated by changes in existing laws, rules or regulations. The Fund agrees to pay the Transfer Agent promptly for such modifications, enhancements or changes which are charged for separately at the rate provided for in the Transfer Agent’s standard pricing schedule which shall be identical for substantially all clients, if a standard pricing schedule shall exist. If there is no standard pricing schedule, the parties shall mutually agree upon the rates to be charged. For avoidance of doubt, there will be no charge to the Fund if a modification, enhancement or change is optional and the Fund has elected and instructed the Transfer Agent not to use such modification, enhancement or change.”

6.	Section 17 (Additional Portfolios and Funds) of the Agreement shall be modified by inserting the following language as the final sentence of Section 17.1 and Section 17.2:

“The Transfer Agent’s consent under the provisions of this Section shall not be unreasonably withheld.”

7.	Schedule 3.1 (Fees and Expenses). Schedule 3.1 to the Agreement, dated October 23, 2010, as previously amended, is herby extended through November 30, 2017.

8.	All defined terms and definitions in the Agreement shall be the same in this Amendment except as specifically revised by this Amendment.

9.	In all other regards, the terms and provisions of the Agreement shall continue to apply with full force and effect.

10.	This Amendment may be executed by the parties hereto on any number of counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

Signatures on following page

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers.

EACH SERIES OF RIDGEWORTH FUNDS, INDIVIDUALLY AND NOT JOINTLY, AS LISTED ON SCHEDULE A	BOSTON FINANCIAL DATA SERVICES, INC.
By: /s/ Julia R. Short	By: /s/ Richard J. Johnson
Name: Julia R. Short	Name: Richard J. Johnson
Title: President and CEO	Title: Managing Director

As an Authorized Officer on behalf of each of the Funds indicated on Schedule A